Fuxing China Group Limited

April 2, 2024

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	SiSi Cheng
Kevin Woody
Eranga Dias
Asia Timmons-Pierce

Re:	Fuxing China Group Limited Amendment No. 2 to
Draft Registration Statement on Form F-1
Submitted December 29, 2023
CIK No. 0001954705

Ladies and Gentlemen:

This letter is in response to the letter dated January 12, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Fuxing China Group Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A Registration Statement on Form F-1 is being filed to accompany this letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Index to Financial Statements, page F-1

1. Please update your financial statements and corresponding financial information throughout the filing to comply with Item 8.A.5 of Form 20-F.

In response to the Staff’s comments, we have added the six months interim financial statements and the corresponding financial information throughout the filing.

Notes to Financial Statements

13 - Revenues by Product and Geography, page F-20

2. We note your response to prior comment 6 and reissue in part. Your disclosure on page F-20 continues to indicate that you have four operating segments – Zipper Chains and zipper sliders, Trading, Processing, and Corporate. Please explain to us why zipper chains and zipper sliders would not be considered as two separate operating segments. In this regard, we note from your response that discrete financial information for zipper chains and zipper sliders are available to the CODM and that these operating results are regularly reviewed by the CODM.

In response to the Staff’s comments, we respectfully advise the Staff that the Company manufactured the zipper chains (“chains”) and the zipper sliders (“sliders”) which constitute the two component parts that comprise a zipper. The chief operating decision maker (“CODM”) determined to aggregate the chains and sliders into one segment based on the ASC 280-10-50-11’s aggregation criteria as follows:

1) Similar economic characteristics

The selling prices of chains and sliders are different, their respective gross margin rates are almost the same and a zipper may last for several years. The fluctuation of the sale of chains is in line with sales of sliders. That is why the CODM considered as similar their long-term economic characteristics.

2) Nature of the products

Since the chains and sliders are the non-separable components of a zipper, and chains and sliders are usually produced simultaneously in order to assemble a complete zipper, the CODM considered the chains and sliders should be aggregated.

3) Type of customers

As chains and sliders are the only two components of a zipper, it is usually sold as a bundle to customers, which are mostly the original equipment manufacturers. The customers purchased the chains and sliders as their raw materials at the same time, then assembled to the finished product, i.e., the zipper. Therefore, the CODM considers the type of customer is the same.

To conclude, the CODM evaluated the performance and prepared the profit forecast of the zipper segment based on assessment of the financial data of the chains together with the sliders, instead of an individual assessment of each zipper component.

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We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Shaolin Hong
Name:	Shaolin Hong
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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